Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT

Dated as of October 5, 2022

by and among

YATRA ONLINE, INC.

and

MAK CAPITAL FUND, LP as HOLDER

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of October 5, 2022, by and among YATRA ONLINE, INC., a Cayman Island exempted company (the “Company”), and MAK CAPITAL FUND, LP, a Bermuda limited liability partnership (the “Holder”).

WHEREAS, the Company and the Holder are parties to that certain Note Purchase Agreement and that certain Promissory Note (as amended from time to time, the “Promissory Note”), each dated as of the date hereof, pursuant to which the Company has promised to pay the Holder the principal amount of $10,000,000 together with interest on the unpaid principal balance thereof.

WHEREAS, in the event that the Company is unable pay the amounts owed to the Holder under the Promissory Note on its maturity date, the Holder shall have the right but not the obligation to convert the amounts owed under the Promissory Note (including principal and interest) into Ordinary Shares or into a new class of preference shares which will be convertible into Ordinary Shares.

WHEREAS, the Company and the Holder are entering into this Agreement for the purpose of granting certain registration rights to the Holder relating to the Registrable Securities (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Article I

Definitions

Section 1.01 Definitions. As used in this Agreement (including the recitals hereto), the following terms shall have the following meanings:

“Affiliate” shall mean, as to any Person, any other Person (a) that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, (b) who is a director or officer (i) of such Person, (ii) of any Subsidiary of such Person, or (iii) of any Person described in clause (a) above with respect to such Person, or (c) which, directly or indirectly through one or more intermediaries, is the beneficial or record owner (as defined in Rule 13d 3 of the Securities Exchange Act of 1934, as amended, as the same is in effect on the date hereof) of ten percent (10%) or more of any class of the outstanding voting equity interests, securities or other equity or ownership interests of such Person; provided that neither the Company nor Holder shall be deemed to be affiliates of the other. For purposes of this definition, the term “control” (and the correlative terms, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through ownership of securities or other interests, by contract or otherwise.

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“Action” means any lawsuit, suit, arbitration, claim, complaint, charge, audit, action, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any Governmental Entity.

“Applicable Law” shall mean any and all federal, state, local and/or applicable foreign statutes, ordinances, rules, regulations, court orders and decrees, administrative orders and decrees, and other legal requirements of any and every conceivable type applicable to the amounts owed or the Company, including but not limited to credit disclosure laws and regulations and all applicable state and federal usury laws.

“Board” means the board of directors of the Company.

“Business Day” means any day except a Saturday, a Sunday or other day on which banking institutions in the City of New York, New York are authorized or required by law, regulation or executive order to be closed.

“Certificate of Designation” means the certificate of designation authorizing and approving the Series A Preference Shares approved by the board of directors of the Company prior to the date hereof in the form attached as Exhibit A hereto.

“Conversion Shares” means (i) in the event that Nasdaq Approval has been received, Ordinary Shares issued upon the conversion of the Promissory Note; or (ii) in the event that Nasdaq Approval has not been received, the Ordinary Shares issuable upon conversion of the Series A Preferred Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Entity” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or other government, governmental, administrative or regulatory (including any stock exchange) authority, agency, court, tribunal, commission, or judicial or arbitral body or other entity or self-regulatory organization.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, subpoena, verdict, permit, license, exemption, certification, decision, determination or award entered by or with any Governmental Entity.

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of Law (including common law) and includes any Governmental Order.

“Nasdaq Approval” shall have the meaning ascribed to such term in the Certificate of Designations.

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“Ordinary Shares” means the Company’s Ordinary Shares, par value $0.0001 per share.

“Person” means any individual, estate, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Register,” “registered” and “registration” shall refer to a registration effected by preparing and filing a registration statement with the SEC in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement by the SEC or the automatic effectiveness of such registration statement, as applicable.

“Registrable Securities” means, with respect to the Holder, the Conversion Shares held by the Holder and any other Ordinary Shares issued or issuable as a result of any stock split, stock dividend, share exchange or similar recapitalization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such Registrable Securities shall have become effective under the Securities Act and such securities shall have been sold, transferred or disposed of pursuant to such Registration Statement; (b) such Registerable Securities shall have been sold pursuant to Rule 144 or (c) such securities become eligible for sale pursuant to Rule 144 without regard to the volume or manner of sale restrictions and without the Company to be in compliance with the current information requirement under Rule 144(c)(1). For avoidance of doubt in no event shall registerable securities include the Series A Preference Shares.

“Rule 144” means Rule 144 promulgated under the Securities Act and any successor provision.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Preference Shares” means a new series of non-voting Company preferred shares, par value $0.0001 per share, authorized pursuant to the Certificate of Designation.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Underwriter” means a securities dealer who purchases any Registrable Securities as a principal, or who acts an agent for the sale of any Registrable Securities, in connection with a distribution of such Registrable Securities and not as part of such dealer’s market-making activities.

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Article II

Registration Rights

Section 2.01 Registration Rights.

(a) Demand Registration.

(i) At any time after the first anniversary of the issuance of the Conversion Shares, the Holder may make a written demand to require the Company to Register all (and not a portion) of its Registrable Securities; provided, however, if the Conversion Shares are not issued as of October 5, 2024, the Holder may make a demand to require the Company to Register all (and not a portion) of its Registrable Securities at any time after the issuance of the Conversion Shares. Each such demand shall be referred to as a “Demand Registration.” The Holder shall be entitled to two (2) Demand Registrations. A Demand Registration may be for a shelf offering pursuant to Rule 415 of the Securities Act and/or for a underwritten public offering (“Underwritten Offering”).

(ii) The Holder’s notice of a Demand Registration shall specify the number of Registrable Securities sought to be registered and the manner in which such securities are to be sold.

(iii) In the event that the Demand Registration is for an Underwritten Offering, the Holder shall select the managing Underwriter or Underwriters to administer the Underwritten Offering and such underwriter or underwriters shall be reasonably acceptable to the Company (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall have no responsibility for engaging any underwriter(s) for such Underwritten Offering. In such event, the Holder and the Company shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration. The Company shall not grant any Person the right to include any securities in any such Underwritten Offering.

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(iv) A Registration will not count as a Demand Registration until the Registration Statement filed with the SEC with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto (including the Company’s maintaining effectiveness for the duration of the Effectiveness Period (as defined below)); and the Holder has disposed of its Registrable Shares as contemplated by such effective Registration Statement provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the SEC or any other Governmental Entity or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) the Holder elects to continue the offering; provided, further, that (x) if the Holder is entitled to withdraw its Demand Registration request as a result of conditions outside the Holder’s control and, if such request is withdrawn, such Demand Registration will not count as a Demand Registration and the Company will pay all expenses related to such registration subject to Section 2.04 hereof, (y) if the Holder is entitled to withdraw its Demand Registration request other than as a result of conditions outside the Holder’s control and, if such request is withdrawn, such Demand Registration will count as a Demand Registration and the Holder will pay all expenses related to such Demand Registration request and (z) the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

(b) Piggyback Registration. If at any time or from time to time, after the issuance of the Conversion Shares, the Company proposes to file a registration statement under the Securities Act with respect to, or otherwise commence, a public offering of its Ordinary Shares or securities convertible into, or exchangeable or exercisable for, Ordinary Shares, whether or not for sale for its own account (other than any registration statement filed (i) on Form S-4, Form S-8 or any substitute or successor forms thereto or (ii) filed to effectuate an exchange offer or any employee benefit or dividend reinvestment plan), then the Company shall (x) give written notice of such proposed filing to the Holder as soon as practicable but in no event less than five (5) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the Holder in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggyback Registration”). The Holder shall have an unlimited number of Piggyback Registrations during the period set forth within this clause (b) and the obligations of the Company and rights of the Holder contained herein shall be subject to applicable laws and regulations.

(i) Subject to receipt of the information from the Holder set forth in Section 2.05, the Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The Company and all holders of Registrable Securities proposing to distribute their securities through a Piggyback Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggyback Registration.

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(ii) If the managing Underwriter or Underwriters for a Piggyback Registration that is to be an underwritten offering advises the Company and the Holder in writing that the dollar amount or number of Ordinary Shares which the Company desires to sell, taken together with Ordinary Shares, if any, as to which registration has been demanded pursuant to valid written contractual arrangements with persons other than the Holders and the Ordinary Shares as to which registration has been requested under this Section 2.01(b), exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in any such registration: if the registration is undertaken for the Company’s account: (A) first, the Ordinary Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Ordinary Shares as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (C) third, to the extent that the Maximum Number of shares has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares for the account of other persons that the Company is obligated to register pursuant to valid written contractual piggyback registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares. In connection with any such underwritten offering, if requested by the managing Underwriters, each Holder of Registrable Securities in excess of five percent (5%) of the outstanding Ordinary Shares that participates and sells Registrable Securities in such Underwritten Offering (and for which it is customary for such a Holder to agree to a lock-up) agrees that, if all of the officers and directors of the Company are so restricted, it shall not Transfer any Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Underwriter, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect.

(iii) The Holder may elect to withdraw its request for inclusion of Registrable Securities in any Piggyback Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons seeking exercise their piggyback rights to include Ordinary Shares in such Registration Statement) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement.

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Section 2.02 Registration Procedures. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2.01 hereof, the Company shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

(a) Filing Registration Statement. The Company shall use its commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration, prepare and file with the SEC a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective and use its commercially reasonable efforts to keep it effective for the Effectiveness Period; provided, however, that the Company shall have the right to defer any Demand Registration or Piggyback Registration for up to forty-five (45) days, in each case if the Company shall furnish to the Holder a certificate signed by the chief executive officer and chief financial officer of the Company stating that, in the good faith judgment of the Board, if the Registration Statement were to be effected at such time, it would (i) materially interfere with a bona fide material acquisition, corporate organization or other similar transaction involving the Company or (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, the premature disclosure of which would materially adversely affect the Company; provided, further, however, that the Company shall not have the right to exercise the right set forth in the immediately preceding proviso for more than a total of ninety (90) days in any 365-day period.

(b) Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Holder and Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents as the Holder or its legal counsel may request in order to facilitate the disposition of the Registrable Securities owned by the Holder.

(c) Amendments and Supplements. The Company shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).

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(d) Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) Business Days after such filing, notify the Holder of such filing, and shall further notify such Holder within two (2) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the SEC of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the SEC for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the Holder any such supplement or amendment; except that before filing with the SEC a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the Holder and its legal counsel copies of all such documents proposed to be filed sufficiently in advance of filing to provide such Holder and its legal counsel with a reasonable opportunity to review such documents and comment thereon.

(e) Securities Laws Compliance. The Company shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holder (in light of its intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holder to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

(f) Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable and customary, shall also be made to and for the benefit of the Holder, and the representations, warranties and covenants of the Holder in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable and customary, shall also be made to and for the benefit of the Company.

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(g) Comfort Letter. The Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and as are reasonably satisfactory to the Holder.

(h) Opinions. On the date the Registrable Securities are delivered for sale pursuant to any Registration or underwritten takedown in the case of a “shelf offering” under Rule 415 of the Securities Act, the Company shall obtain a reasonable and customary opinion, dated such date, of one (1) counsel representing the Company for the purposes of such Registration, addressed to the Holder, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holder, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions, and as are reasonably satisfactory to the Holder.

(i) Cooperation. The principal executive officer of the Company, the principal financial and accounting officer of the Company and all other officers and members of the management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

(j) Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the Holder and any attorney, accountant or other professional retained by Holder or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all customary information reasonably requested by any of them in connection with such Registration Statement.

(k) Listing. The Company shall use its commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

Section 2.03 Obligation to Suspend Distribution. Upon receipt of any written notice from the Company of the happening of any event of the kind described in Section 2.02(d)(iv), or, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Board, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, the Holder shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Holder receives the supplemented or amended prospectus contemplated by Section 2.02(d)(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, Holder will deliver to the Company all copies, other than permanent file copies then in Holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

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Section 2.04 Registration Expenses. In connection with a Demand Registration, the Company and the Holder shall split all direct expenses on a 50/50 basis provided that each party shall be responsible for the fees and expenses of its own counsel. In connection with any Piggyback Registration, the Company shall bear all of the costs and expenses except for the fees and expenses of the Holder’s counsel which shall be the responsibility of the Holder. Notwithstanding the above, under no circumstances shall the Company have any obligation to Underwriters’ commissions and discounts with respect to the Registrable Securities.

Section 2.05 Information. The Holder shall promptly provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with applicable state securities laws.

Section 2.06 No Other Registration Rights. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, and only to the extent such conflict impacts the Holder’s rights under this Agreement, the terms of this Agreement shall prevail.

Section 2.07 Rule 144 Reporting. With a view to making available the benefits of Rule 144 to any Holder, the Company agrees that, for so long as the Holder owns Registrable Securities, the Company will use its best efforts to:

(a) make and keep public information available, in accordance with Rule 144, at all times after the date of this Agreement;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act;

(c) so long as the Holder owns any Registrable Securities, furnish to the Holder upon written request a written statement by the Company as to its compliance with the reporting requirements of the Exchange Act; and

(d) take such further necessary action as the Holder may reasonably request in connection with the removal of any restrictive legend on the Registrable Securities being sold, all to the extent required from time to time to enable the Holder to sell the Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144.

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Article III INDEMNIFICATION AND CONTRIBUTION

Section 3.01 Indemnification of the Company. The Company agrees to indemnify and hold harmless the Holder and each of its officers, employees, Affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Holder Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, any “free writing prospectus” (as defined in Rule 405 under the Securities Act), or any “issuer information” (as defined in Rule 433 under the Securities Act) or any “road show” (as defined in Rule 433 under the Securities Act), or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Holder Indemnified Party for any documented legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, any “free writing prospectus” (as defined in Rule 405 under the Securities Act), or any “road show” (as defined in Rule 433 under the Securities Act) in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein.

Section 3.02 Indemnification by Holder. Holder will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any of its Registrable Securities, indemnify and hold harmless the Company, each of its directors and officers against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, any “free writing prospectus” (as defined in Rule 405 under the Securities Act), or any “issuer information” (as defined in Rule 433 under the Securities Act) or any “road show” (as defined in Rule 433 under the Securities Act), or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by Holder expressly for use therein. Holder’s indemnification obligations hereunder shall be limited to the amount of any net proceeds actually received by Holder.

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Section 3.03 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 3.01 or 3.02, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one (1) such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

Section 3.04 Contribution.

(a) If the indemnification provided for in the foregoing Sections 3.01, 3.02 and 3.03 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

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(b) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.04(b) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 3.04(a).

(c) The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraphs shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 3.04, Holder shall not be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by it from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Article IV

Miscellaneous

Section 4.01 Notices. All notices, requests, permissions, waivers or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or sent by facsimile sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand, by facsimile (which is confirmed), or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service) to the parties at the following addresses or facsimiles (or at such other address or facsimile for a party as shall be specified by like notice):

(a)	If to the Company:

YATRA ONLINE, INC.
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase-II
Sector-20, Gurugram-122008, Haryana, India

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with a copy to (which copy alone shall not constitute notice):

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Attention: Jocelyn M. Arel

(b)	If to the Holder:
MAK CAPITAL FUND, LP
c/o MAK Capital One LLC
590 Madison Avenue
31st Floor
New York, NY 10022

with a copy to (which copy alone shall not constitute notice):

McCarter & English LLP
825 Eighth Avenue, 31st Floor
New York, NY 10019
Attention: Howard Berkower

Section 4.03 Amendments, Waivers, etc. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the Holder, or, in the case of a waiver, by the party against whom the waiver is to be effective. Any amendment or waiver effected in accordance with this paragraph shall be binding upon the Holder and the Company. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such other right, power or remedy or to demand such compliance.

Section 4.04 Counterparts and Facsimile. This Agreement may be executed in two or more identical counterparts (including by facsimile or electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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Section 4.05 Governing Law; Specific Enforcement; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law principles of such state.

(b) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, in each case, without proof of damages or otherwise (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(c) Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the Cayman Islands for the purpose of any suit, Action or other proceeding arising out of this Agreement and the rights and obligations arising hereunder, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action or proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action or proceeding has been brought in an inconvenient forum. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 4.01 shall be effective service of process for any such Action or proceeding.

(d) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, CLAIM OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, CLAIM OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.05(d).

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Section 4.06 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The word “day” means a calendar day and not a Business Day. Periods of time described herein shall include the first day of such period but not the last day thereof. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if.” All references to “$” mean the lawful currency of the United States of America. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a Person are also to its successors and permitted assigns. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 4.07 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced because of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law.

Section 4.08 No Third-Party Beneficiaries. Except as provided in Section 4.08 hereof, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement and such permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, whether as third party beneficiary or otherwise.

Section 4.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed, and any assignment in violation of this provision shall be null and void); provided that notwithstanding the foregoing, (a) the Holder will be permitted to assign this Agreement and its rights, interests and obligations hereunder to an Affiliate without the prior written consent of any other party hereto.

Section 4.10 Specific Enforcement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to enforce specifically the terms and provisions hereof in the courts described in Section 4.07 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of this Agreement and without that right, neither the Company nor the Holder would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 4.12 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 4.11 Entire Agreement. This Agreement, together with the Promissory Note, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

THE COMPANY:

YATRA ONLINE, INC.

By:	/s/ Dhruv Shringi
Name:	Dhruv Shringi
Title:	Chief Executive Officer

THE HOLDER:

MAK CAPITAL FUND, L.P.

By:	/s/ Michael Kaufman
Name:	Michael Kaufman
Title:	Managing Member